Exhibit 6.1

AMENDMENT NO. 2
TO
ASSET PURCHASE AGREEMENT

THIS AMENDMENT NUMBER TWO TO THE ASSET PURCHASE AGREEMENT (this “Amendment”), dated April 20th, 2026, amends the Asset Purchase Agreement, dated January 30th, 2026 (the “Original Agreement”), between BRLIT DENTAL LABORATORY, INC. , a Florida limited liability company (or the “Seller”); and Standard Dental Labs Inc., a Nevada corporation (“SDL” or the “Buyer”). The Buyer and Seller are sometimes individually referred to herein as a “Party”, and collectively as the “Parties”.

PREAMBLE

The Buyer and the Seller desire to amend the Original Agreement as set forth below. Other than the amendments set forth in this Amendment, the Original Agreement is not otherwise amended, altered or changed and remains in full force and effect pursuant to its terms.

AMENDMENTS

Pursuant to Section 10.4 of the Original Agreement, the parties hereby agree to amend the Original Agreement as follows:

1.       Section 2.1 of the Original Agreement is amended and restated as follows:

“Share Consideration – “The share consideration will consist initially of 1,200,000 shares of common stock (the "Share Consideration”) and shall be issued and payable by the Buyer to the Seller on the Closing Date, subject to the Share Holdback and the Share Lock-Up and subject to the Post-Closing Adjustment. As used herein the “Per Share Value” shall mean $0.50 per share. The Share Consideration issuable to the Seller pursuant to Section 2.1 shall be issued as fully paid and non-assessable. The shares comprising the Share Consideration (the “Shares”) shall be issued, pro rata (i.e., 25%) to and in the name of the shareholders of Seller executing this Agreement. The Seller acknowledges that the Share Consideration may be subject to regulatory hold periods, in which case the share certificates representing the Share Consideration shall bear the appropriate legends.

The Share Consideration shall be subject to adjustment post-Closing (the “Post-Closing Adjustment”) as follows: if the price of the Common Shares as quoted on the OTCQB in the 90-day period following the Closing does not close on any single trading day at or above $0.50 per shares, then Buyer will issue such additional number of common shares equal to the difference between (A) the quotient of (i) the Gross Consideration less the Cash Consideration, divided by (ii) the highest closing price of the Common Shares as quoted on the OTCQB in the 90-day period following the Closing, less (B) 1,200,000 (the “Adjustment Shares”). The Adjustment Shares shall be issuable by the Buyer to the Seller within five (5) trading days of the end of the 90-day period following the Closing, subject to a pro rata portion of the Adjustment Shares being held back subject to the Share Holdback and the Share Lock-up as provided below, as if such Adjustment Shares had been issued on the Closing Date.

The Shares Consideration shall be subject to the Share Holdback and to the following contractual lock-up restrictions. Specifically, the Share Consideration shall be held in escrow by the Buyer at the Closing and released to the Seller in eight (8) equal quarterly installments beginning at the end of the first full fiscal quarter to occur after the Closing Date (the “Share Lock-Up”), further subject to reduction pursuant to the Earn-Out Adjustment described in Section 2.3 below; provided that following the release for the fourth installment of Common Shares, no further Share Consideration will be released for any subsequent quarterly installments unless and until either (i) the final Earn-Out Adjustment, if any, has been, or (ii) the determination has been made that no Earn-Out Adjustment is required, in each case, pursuant to the procedures set forth in Section 2.3 below and provided further that following the final Earn-Out Adjustment or the determination that no Earn-Out Adjustment is required, any Share Consideration that should have been released pursuant to a past quarterly installment but was delayed pending determination of the Earn-Out Adjustment, shall be promptly released to the Seller, with any remaining Share Consideration remaining subject to the Share Lock-up.”

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Cash Consideration – The cash consideration shall be $300,000.00, paid to Seller as follows:

(i) $150,000 at Closing; and

(ii) $150,000 on the date that is 180 days following the Closing (or the next Business Day if such date is not a Business Day), conditioned upon maintaining a minimum of 80% of the Seller’s current pro-rata revenue, averaged over the past 24 months.”

2.	Section 8.2(a) of the Original Agreement is amended and restated as follows:

“(a) the purchase of the Purchased Assets shall not have been consummated by May 7, 2026 (the “End Date”); or”

3.	Section 10.2 of the Original Agreement is amended and restated as follows:

“This Agreement, as amended by the Amendment, and the Related Documents (including the schedules and the exhibits attached hereto) contain all of the agreements between the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements or understandings, whether written or oral, between the Seller and the Buyer.”

To the extent not prohibited by state law all questions concerning the construction, interpretation and validity of this Amendment and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance of this Amendment shall be governed by and construed and enforced in accordance with the domestic Laws of the State of Nevada, without giving effect to any choice or conflict of Law provision or rule, whether in the State of Nevada or any other jurisdiction, that would cause the Laws of any jurisdiction other than the State of Nevada to apply. In furtherance of the foregoing, the internal Law of the State of Nevada shall control the interpretation and construction of this Amendment, even if under the State of Nevada’s choice of Law or conflict of Law analysis, the substantive Law of some other jurisdiction would ordinarily or necessarily apply.

This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Electronic counterpart signatures to this Agreement shall be deemed to be original and shall be acceptable and binding.

[Signature Page Follows]

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WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

THE BUYER: STANDARD DENTAL LABS, INC. By: /s/ James D. Brooks Name: James D. Brooks Title: CEO, President

THE SELLER

BRLIT DENTAL LABORATORY, INC.

By: /s/ Emil Brlit	Name: EMIL BRLIT
Title: President

By: /s/ Emil Brlit	Name: ELENA BRLIT
Title: Treasurer

By: /s/ David R. Damschroder

Name: DAVID R DAMSCHRODER
Title: Vice President

By: /s/ Elizabeth Damschroder

Name: ELIZABETH DAMSCHRODER
Title: Limited Partner

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